Mail Stop 3561

September 12, 2008

Mr. Julian Steffenhagen
Chief Executive Officer
Hemacare Corporation
15350 Sherman Way, Suite 350
Van Nuys, CA 91406

> **Re:** **Hemacare Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed April 14, 2008**
> **Supplemental Response**
> **Filed September 9, 2008**
> **File No. 000-15223**

Dear Mr. Steffenhagen:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 9A(T) Controls and Procedures

(b) Management's Annual Report on Internal Controls Over Financial Reporting, page 31

1. We have reviewed your response and proposed disclosure, noting you plan to take additional actions before the end of 2008. Your disclosure needs to be more specific as to the steps that are being taken or have been taken to remedy this deficiency and the current status of your plan. As of the date of your response, if a consultant has been engaged, please disclose when, the status of their work and the projected completion date. If a consultant has not been engaged, please disclose why and when you plan to move forward with your plan.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bill Kearns, Staff Accountant, at (202) 551-3727 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services